[Logo omitted]




April 17, 2007

Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Robeco-Sage Triton Fund, L.L.C. and Robeco-Sage Multi-Strategy Fund, L.L.C.


Dear Ms. DiAngelo:

As a follow up to our discussion on March 8, 2007 regarding certain regulatory filings made by Robeco-Sage Triton Fund, L.L.C. and Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Funds"), we confirm the following:

  || In response to your comment, future Statements of Changes in Members' Capital, which are part of the financial statements and are included in the Funds' N-CSR filings, will disclose the amount of income not distributed. This amount is pulled directly from "Accumulated net investment loss" in the Statement of Assets and Liabilities.
  || In the Notes to Financial Statements, we include the total amount of the carryforward accrued under the terms of the Expense Limitation & Reimbursement Agreement. In response to your recommendation, the Funds will break out the carryforward amount by year in future financial statements and N-CSR filings.
  || In response to your comment, and in accordance with section 11.08 of the Audit Guide dated May 1, 2006, the Funds' auditor, Anchin, Block & Anchin LLP, has agreed to include in future opinions on the Funds' financials a statement regarding how the auditors confirm the holding and value of securities.
  || In response to your comment concerning the nature of tax fees disclosed in N-SAR filings, the Funds will include the following description in future N-SAR filings: "Aggregation of underlying fund K-1s and preparation of member K-1s".
  || In response to your comment, in any future amended N-CSR or N-SAR filings, we will include a cover letter highlighting the changes made from the initial filing. On June 7, 2006, Robeco-Sage Triton Fund, L.L.C. made an amended N-CSR filing. The sole effect of this amendment was to remove the Section 906 certifications, which are not required for a fund that is registered only under the Investment Company Act of 1940 but that does not have securities registered under the Securities Act of 1933.

We also acknowledge that:

  || the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
  || staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  || the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at
(212) 908-0103. Thank you.

Sincerely,

/s/ Timothy J. Stewart
----------------------
Timothy J. Stewart
President and Chief Executive Officer
Robeco-Sage Triton Fund, L.L.C. & Robeco-Sage Multi-Strategy Fund, L.L.C.